Exhibit 5.1

September 19, 2024
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

RE: Registration Statement on Form S-8
Ladies and Gentlemen:

I am Assistant Vice President and Assistant General Counsel of Old Republic International Corporation, a Delaware corporation (the “Company”). This opinion is rendered in connection with the Registration Statement on Form S-8 filed on the date hereof relating to the registration by the Company of general unsecured obligations to pay up to $100,000,000 of deferred compensation (the “Obligations”) from time to time in the future in accordance with the terms of the Old Republic International Corporation Nonqualified Deferred Compensation Plan, effective as of January 1, 2025 (the “Plan”).

In connection therewith, I have examined originals or copies identified to my satisfaction of such documents, corporate and other records, certificates and other papers as I deemed necessary to examine for purposes of this opinion.

It is my opinion that, when issued in accordance with the provisions of the Plan, the Obligations will be valid and binding obligations of the Company, enforceable against the Company in accordance with the terms of the Plan, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws of general applicability relating to or affecting enforcement of creditors’ rights or by general equity principles.

I consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Victoria Pool
Victoria Pool
Assistant Vice President and Assistant General Counsel